Northern Wind Energy Corp.
3665 Merrick Road
Seaford, New York 11783

November 12, 2015

Pamela Long, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re: Request to Withdraw
Northern Wind Energy Corp.
Registration Statement on Form S-1
Filed August 16, 2012, as amended January 7, 2014 and March 20, 2014
File No. 333-183359

Dear Ms. Long:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Northern Wind Energy Corp. (the Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, originally filed on August 16, 2012, as amended January 7, 2014 and March 20, 2014  (the “Registration Statement”). The Company requests the withdrawal of the Registration Statement because the Company has decided not to proceed with the offering of common stock on behalf of the selling shareholders at this time. The Registration Statement has not been declared effective, and no shares of the Company’s common stock have been sold under the Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

Please email a copy of the written order to the Company, attention Mr. Ezra Green at eztal@aol.com.

If you have any questions with respect to this matter, please call counsel for the Company, Mr. Joe Laxague at (775) 234-5221. Thank you for your assistance in this matter.

Very truly yours,

By:  /s/ Ezra Green
Ezra Green, CEO